Exhibit 99.1

SANDSTORM GOLD ANNOUNCES MULTI-ASSET STREAM TRANSACTION WITH YAMANA GOLD FOR US$152 MILLION

Vancouver, British Columbia — October 27, 2015 Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (NYSE MKT: SAND, TSX: SSL) has entered into three agreements with Yamana Gold Inc. (“Yamana”) (NYSE: AUY, TSX: YRI) that include production streams from up to five of Yamana’s projects. For upfront consideration of US$148 million in cash, US$4 million in cash payable in six months and 15 million warrants of the Company, Sandstorm will receive a silver stream on the Cerro Moro development project in Argentina (“Cerro Moro”) that includes interim silver deliveries during years 2016 to 2018 from currently operating mines, a copper stream on the operating Chapada mine in Brazil (“Chapada”) and a potential gold stream on the Agua Rica project in Argentina (“Early Deposit Gold Stream”). The Sandstorm warrants issued to Yamana have a strike price of US$3.50, a term of 5 years and are exercisable upon achievement of specific milestones with respect to the construction of Cerro Moro (the “Transaction”).

— TRANSACTION HIGHLIGHTS

●

Imminent Cash Flow: New silver and copper streams expected to contribute US$10 million of cash flow annually starting in 2016, increasing to US$20 million annually by 2019 representing a 55% increase in the Company’s 2019 cash flow;

●	Asset Diversification: Multi-asset silver stream that includes production from Chapada, Minera Florida and Cerro Moro, a copper stream on Chapada, and an Early Deposit Gold Stream on Agua Rica;
●	Downside Protection: 24-month silver stream backstop from the El Peñon mine if Cerro Moro does not reach production by 2019;
●	Asset Quality: The projects underlying the Transaction are low cost, economically robust assets with significant exploration upside;
●	Improved Counterparty Profile: 90% of Sandstorm’s cash flow to come from majors, mid-tiers and debt-free junior mining companies by 2019;
●	Precious Metal Focus: Precious metals and diamonds to make up approximately 83% of the Company’s cash flow by 2019.

— MULTI-ASSET SILVER STREAM

Silver Stream Terms

In exchange for US$70 million, Sandstorm has agreed to purchase an amount of silver based on production from the Cerro Moro mine (the “Silver Stream”) equal to:

●	20% of the silver produced, up to a maximum of 1.2 million ounces of silver annually, until Yamana has delivered 7.0 million ounces of silver to Sandstorm; then
●	9.0% of the silver produced thereafter, for the life of the mine.

Sandstorm has also agreed to purchase an amount of silver from Yamana’s Minera Florida mine in Chile and Chapada mine in Brazil, during the years 2016 through 2018 equal to:

●	38% of the silver produced, up to a maximum of 200,000 ounces of silver annually from Minera Florida; and
●	52% of the silver produced, up to a maximum of 100,000 ounces of silver annually from Chapada.

Sandstorm will make ongoing payments for each ounce of silver received, equal to 30% of the spot price per ounce of silver.

Downside Protection

If by January 1, 2019, the Cerro Moro processing facility has not averaged 80% of its daily nameplate production capacity over a 30-day period (the “Commencement of Production”), then Yamana’s producing El Peñon mine in Chile (“El Peñon”) will provide a 24 month backstop until the Commencement of Production is satisfied. During the 24 month backstop, if applicable, Sandstorm will purchase an amount of silver equal to 16% of El Peñon’s silver production up to a maximum of 1.2 million ounces per annum, which is expected to generate US$13 million of cash flow per year to the Company.

If Cerro Moro has not achieved the Commencement of Production and Sandstorm has not received cumulative pre-tax cash flow equal to US$70 million from the Silver Stream, then the First Chapada Delivery Threshold and the Second Chapada Delivery Threshold (as defined below) will cease to be in effect and Sandstorm will continue to purchase 4.2% of Chapada’s payable copper production, up to a maximum of 3.9 million pounds of copper annually, until such time as Sandstorm has received cumulative pre-tax cash flow equal to US$70 million, or Cerro Moro has achieved the Commencement of Production.

The Silver Stream on Cerro Moro is based on production from the project and was structured between Sandstorm’s Canadian parent company and a Yamana entity outside of Argentina and therefore, the Company does not anticipate being subject to tax risk or currency risk outside of Canada.

About the Cerro Moro Project

The Cerro Moro project is located approximately 70 kilometres southwest of the coastal port city of Puerto Deseado in the Santa Cruz province of Argentina. Cerro Moro contains a number of high grade epithermal gold and silver deposits, some of which will be mined via open pit and some via underground mining methods. In February 2015, Yamana announced that it would proceed with the construction of Cerro Moro. The current plan indicates average annual production in the first three years of 135,000 ounces of gold and 6.7 million ounces of silver, with the life of mine annual production averaging approximately 102,000 ounces of gold and 5 million ounces of silver at a throughput of 1,000 tonnes per day. The concentrator will consist of a standard crushing, grinding and flotation circuit with a counter current decantation and a Merrill Crowe circuit included.

According to Yamana, the procurement of long lead items is underway and Cerro Moro remains on track for construction to begin in early 2016, commencing with select bulk earthworks activities. Project capital costs, as estimated in Q1 2015, are approximately US$265 million which includes US$31 million in late 2015 for detailed engineering and pre-development.

— CHAPADA COPPER STREAM

Copper Stream Terms

In exchange for US$70 million, Sandstorm has agreed to purchase an amount of copper based on production from the Chapada mine (the “Copper Stream”) equal to:

●

4.2% of the copper produced, up to a maximum of 3.9 million pounds of copper annually, until Yamana has delivered 39 million pounds of copper to Sandstorm (the “First Chapada Delivery Threshold”); then

●	3.0% of the copper produced until, on a cumulative basis, Yamana has delivered 50 million pounds of copper to Sandstorm (the “Second Chapada Delivery Threshold”); then
●	1.5% of the copper produced thereafter, for the life of the mine.

Sandstorm will make ongoing payments for each pound of copper received equal to 30% of the spot price per pound of copper.

About the Chapada Project

Chapada is an open pit gold-copper mine located 270 kilometres northwest of Brasília in Goiás state, Brazil and has been in production since 2007. The ore is treated through a flotation plant with capacity of 22 million tonnes per annum. The Chapada operations have a mine life of over 20 years based on the most recent Proven and Probable Reserves and the mine is projected to produce 120,000 ounces of gold, 120 million pounds of copper and 305,000 ounces of silver during the 2015 year.

Yamana has benefitted from significant discoveries at Chapada in the past and expects to complete 10,000 metres of exploration drilling and 12,000 metres of infill drilling over the course of 2015. The drill campaign has identified a 1.5 kilometre strike length of mineralization which remains open to the southwest and to depth. Exploration will continue to test both the strike and down dip extensions of the mineral body. The infill drilling programs are focused on upgrading mineral resources.

— EARLY DEPOSIT GOLD STREAM

Early Deposit Gold Stream Terms

In exchange for a US$12 million payment, US$4 million of which is payable in six months (the “Advance Payment”), Sandstorm has entered into an Early Deposit Gold Stream agreement on the Agua Rica project, a large 1,400 million tonne, copper-molybdenum-gold porphyry deposit. At the time when 25% of the construction of Agua Rica has been completed, Sandstorm may elect to make an additional advance payment in an amount between US$135 million and US$225 million based on the following formula: US$150,000 multiplied by the price of gold plus US$7.5 million (the “Additional Advance Payment”). If Sandstorm elects to pay the Additional Advance Payment, the Company will have the right to purchase an amount of gold equal to 20% of the life of mine gold produced from Agua Rica. Sandstorm would make ongoing payments for each ounce of gold received, equal to 30% of the spot price per ounce of gold.

If Sandstorm elects not to pay the Additional Advance Payment, the Advance Payment will convert into a 0.25% net smelter returns royalty on Agua Rica and all other rights under the Early Deposit Gold Stream agreement will terminate. In addition, in the event that Sandstorm wishes to syndicate the gold stream to a third party, it has the right to transfer any and all of its rights and obligations, under certain conditions.

About the Agua Rica Project

Agua Rica is a porphyry copper, molybdenum, gold and silver deposit located in the province of Catamarca, Argentina. In March 2015, Yamana signed a Definitive Agreement with the provincial Government of Catamarca, Argentina, represented by the provincial mining company Catamarca Mineria y Energetica Sociedad del Estado (“CAMYEN”). The agreement advances the Memorandum of Understanding between CAMYEN and Yamana, which set the groundwork for cooperation to consolidate important mining projects and prospective properties in the province, creating the Catamarca mining district.

— RESERVES AND RESOURCES

Proven and Probable Mineral Reserves

The following table sets forth the Mineral Reserve estimates for Chapada as at December 31, 2014.

	Proven Mineral Reserves			Probable Mineral Reserves			Total Proven & Probable
Chapada	Tonnes (000’s)	Grade (g/t)	Contained oz. (000’s)	Tonnes (000’s)	Grade (g/t)	Contained oz. (000’s)	Tonnes (000’s)	Grade (g/t)	Contained oz. (000’s)
Gold	167,490	0.22	1,163	341,656	0.26	2,870	509,147	0.25	4,033

	Tonnes (000’s)	Grade (%)	Contained lbs. (mm)	Tonnes (000’s)	Grade (%)	Contained lbs. (mm)	Tonnes (000’s)	Grade (%)	Contained lbs (mm)
Copper	167,490	0.27	998	282,786	0.29	1,796	450,277	0.28	2,794

Measured, Indicated and Inferred Mineral Resources

The following table set forth the Mineral Resources for Chapada as at December 31, 2014.

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured & Indicated			Inferred Mineral Resources
Chapada	Tonnes (000’s)	Grade (g/t)	Contained oz (000’s)	Tonnes (000’s)	Grade (g/t)	Contained oz. (000’s)	Tonnes (000’s)	Grade (g/t)	Contained oz. (000’s)	Tonnes (000’s)	Grade (g/t)	Contained oz. (000’s)
Gold	18,669	0.24	146	228,443	0.27	1,984	247,113	0.27	2,130	79,783	0.25	648
Silver	-	-	-	82,161	1.4	3,775	82,161	1.4	3,775	27,553	1.1	982

	Tonnes (000’s)	Grade (%)	Contained lbs. (mm)	Tonnes (000’s)	Grade (%)	Contained lbs. (mm)	Tonnes (000’s)	Grade (%)	Contained lbs. (mm)	Tonnes (000’s)	Grade (%)	Contained lbs. (mm)
Copper	11,387	0.20	50	146,282	0.25	818	157,669	0.25	867	52,230	0.29	332

Notes:

1.	Metal Prices and Cut-off Grades:

Mineral Reserves: $1,150 Au, $3.00 Cu, $4.55 average cut-off, $1,150 Au, $3.00 Cu and $4.84 average cut-off. $900 Au; 0.2 g/t Au cut-off for oxide ore and 0.3 g/t Au cut-off for sulphide ore in Suruca Gold Project. Mineral Resources: $1,500 Au, $3.50 Cu and $4.81 NSR cut-off out of pit for Chapada Mine (Main Pit, Corpo Sul and Corpo NE). 0.2 g/t Au cut-off for oxide and 0.3 g/t Au cut-off for sulphide in Suruca Gold Project.

2.	All Mineral Reserves and Mineral Resources have been calculated in accordance with the CIM Standards and NI 43-101.

3.	All Mineral Resources are reported exclusive of Mineral Reserves.

4.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

5.	Mineral Reserves and Mineral Resources are reported as of December 31, 2014.

Mr. William Wulftange, is Yamana’s Senior Vice President, Exploration and a Qualified Person as defined by Canadian National Instrument 43-101. Mr. Wulftange has reviewed and approved all of the technical information in this press release.

—TRANSACTION FINANCING

To fund the Transaction, Sandstorm has received a US$10 million extension to its US$100 million credit facility (the “Revolving Loan”) and has fully drawn on the US$110 million in available credit under the Revolving Loan. In addition, Sandstorm has paid US$38 million from the Company’s cash balance.

Scotiabank and Paradigm Capital Inc. are acting as financial advisors to Sandstorm.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming and royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 76 streams and royalties, of which 16 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams and royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Ltd. (“Sandstorm”). Forward-looking statements include, but are not limited to, statements with respect to projected increases in Sandstorm’s cash flow; expectations regarding construction and production; expectations regarding tax or currency exposure; projected changes to Sandstorm’s counterparty and asset mix profile; expected downside protections; anticipated exploration upside; the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs, and that the mining operations will operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, risks related to the Sandstorm’s acquisition strategy, risks relating to having to rely on the accuracy of the public disclosure and other information Sandstorm receives from the owners and operators of the mining operations as the basis for its analyses, forecasts and assessments relating to its own business, differences in the interpretation or application of tax laws as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual information form for the financial year ended December 31, 2014 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. INVESTORS

Canadian standards, including Canadian National Instrument 43-101, differ significantly from the requirements of the SEC, and Mineral Reserve and Mineral Resource information included in this press release may not be comparable to similar information disclosed by U.S. companies. In particular, the term “resource” does not equate to the term “reserve”. Accordingly, Mineral Reserve and Mineral Resource estimates included in this press release may not qualify as “reserves” under SEC standards. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources”, “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC.

U.S. investors should also understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. Investors are cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under reporting standards in Canada differ in certain respects from the standards of the SEC. . U.S. Investors are urged to consider closely the disclosure in our Form 40-F which may be obtained from our website or the SEC website at http://www.sec.gov/edgar.shtml.

CONTACT INFORMATION

Nolan Watson	Denver Harris
President & CEO	Investor Relations

604 689 0234	604 628 1178